UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Mexican airport operator OMA announces exercise by underwriters of the over-allotment option for an additional 25 million shares

• Full exercise of over-allotment option for both the Mexican and international placements

Monterrey, Mexico, December 14, 2006—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., commonly known by its trade name OMA, announced that the underwriters of its initial public offering have exercised in full their over-allotment option for an additional 25 million Series B shares, approximately.

Half the shares were placed in Mexico, and half placed in the United States or internationally, in the form of American Depositary Shares (ADSs). Each ADS represents eight Series B shares.

The over-allotment option exercise price was equal to the November 29, 2006 IPO price of US$18.00 per ADS and Ps. 24.85 per Series B share. Trading of these additional shares begins today, Thursday, December 14, 2006.

With the exercise of the over-allotment option, a total of 192,080,000 Series B shares have been placed, equal to approximately 48 percent of OMA’s total equity, and represent the entirety of the Mexican government’s shareholding in OMA.

All the Series B shares are currently outstanding and were sold by the Mexican government, acting through its development bank Nacional Financiera, S.N.C. (NAFIN), in its capacity as trustee. The sale, which completes the privatization of the company, was coordinated by the Ministry of Communications and Transportation (SCT). OMA has not received any proceeds from the sale of shares or ADSs.

Citigroup Global Markets, Inc. was the manager and bookrunner for the U.S. and international offering. Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex (ACCIVAL) was the lead underwriter and bookrunner for the Mexican offering.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer our passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security standards. OMA’s strategic shareholders are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Registration Statement under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ VÍCTOR HUMBERTO BRAVO MARTÍN
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: December 14, 2006